IAMGOLD® CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS THIRD QUARTER 2018 RESULTS - CONFIRMS CORPORATE GUIDANCE - AND UPDATES GROWTH PROJECTS SHOWING HIGHER EXPECTED RETURNS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
For more information, refer to the Management Discussion and Analysis (MD&A) and Unaudited Consolidated Interim Financial Statements for the nine months ended September 30, 2018.

Toronto, Ontario, November 6, 2018 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reported its consolidated financial and operating results for the quarter ended September 30, 2018.

Commented Steve Letwin, President and CEO of IAMGOLD, "We maintain our full-year 2018 guidance for production of 850,000 to 900,000 attributable ounces and guidance for cost of sales of $765 to $815 per ounce, total cash costs of $750 to $800 per ounce produced, and all-in sustaining costs of $990 to $1,070 per ounce sold. As anticipated, the third quarter was weaker than the first half of the year with the gold margin under pressure and production at Rosebel on the lighter side. Our balance sheet remains strong, reserves continue to grow and our development projects are looking more robust than ever. The declaration of reserves at Saramacca, with the grade nearly double that of Rosebel's, drove Rosebel's reserves up 51% adding five years to the life of the mine. At Essakane, we are evaluating an opportunity to add incremental ounces by optimizing mill performance. Shifting Heap Leach construction until closer to the end of Essakane's life would free up capital for other high-value growth projects. Recent feasibility study results for the Côté Gold and Boto Gold projects showed increased reserves and significant improvements in project economics compared to earlier studies. Our ability to add significant value through exploration continues, with recent positive results from Nelligan and Diakha."

Third Quarter 2018 Highlights

Maintains Total 2018 Production and Cost Guidance

Operating Performance

- Attributable gold production of 208,000 oz, down 9,000 oz from Q3/17.
- Attributable gold sales of 202,000 oz, down 8,000 oz from Q3/17.
- Cost of sales[1] of $858/oz sold, up $63/oz from Q3/17.
- All-in sustaining costs[2] of $1,086/oz sold, up $117/oz from Q3/17.
- Total cash costs[2] of $830/oz produced, up $59/oz from Q3/17.
- Gold margin[2] of $377/oz, down $136/oz from Q3/17.
- Capital expenditure guidance for 2018 reduced by $20 million to $305 million (±5%); updated guidance primarily reflects the deferral of spending for the Saramacca Project, although the completion date for the Project remains unchanged. Other factors include the evaluation of alternative cost effective methods for expanding production at Essakane, and reduced spending on the Sadiola Sulphide Project.
- On September 14, 2018, a new two-year Collective Labour Agreement was finalized at Rosebel, and on September 20, 2018, union members at Westwood voted favourably on a new five-year Collective Labour Agreement.

Financial Results

- Revenues of $244.8 million, down $24.0 million from Q3/17.
- Gross profit of $7.5 million, down $33.4 million from Q3/17.
- Net loss attributable to equity holders of $9.5 million, or $0.02 per share; compared to net earnings of $30.8 million, or $0.07 per share in Q3/17.

- Adjusted net loss attributable to equity holders[2] of $6.9 million, or $0.01 per share[2]; compared to adjusted net earnings[2] of $33.7 million, or $0.07 per share[2] in Q3/17.
- Net cash from operating activities of $11.4 million, down $65.6 million from Q3/17.
- Net cash from operating activities before changes in working capital[2] of $39.7 million, down $33.8 million from Q3/17.
- Cash, cash equivalents, short-term investments primarily in money market funds, and restricted cash of $744.5 million at September 30, 2018.
- Moody's Investors Service upgraded IAMGOLD's long-term corporate credit rating to Ba3 from B1 with a stable outlook.

Strategic Developments
- On September 23, 2018, we reported a 51% increase in reserves at Rosebel, with Saramacca accounting for nearly two-thirds of the 1.6 million-ounce increase on an attributable basis. Compared to the previously disclosed mine plan, once Saramacca is in or close to full production Rosebel's average annual attributable production is expected to increase by 11% to 295,000 ounces from 2020 to 2032, with Rosebel's mine life extended by five years to 2033.
- On September 11, 2018, we reported drilling results that continue to intersect wide zones of mineralization at our Nelligan Gold Project. Highlights included 56.6 metres grading 1.81 g/t Au, including 30.8 metres grading 2.66 g/t Au; 23.1 metres grading 2.59 g/t Au; and 66.3 metres grading 1.18 g/t Au.
- IAMGOLD is in advanced discussions with a syndicate of lenders to increase the existing credit facility from $250 million to $500 million to provide additional financial flexibility as it executes its growth strategy. The facility is expected to close before the end of 2018.

Subsequent to Quarter-End
- On November 1, 2018, we announced positive feasibility study results for the Côté Gold Project, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study, including an attractive extended reserves scenario. On a 100% basis, total proven and probable reserves increased by 23% to 7.3 million ounces, measured and indicated resources (including reserves) increased by 24% to approximately 10.0 million ounces, and inferred resources increased by 97% to 2.4 million ounces. The Base Case Mine Plan, supported by 88% of the mineral reserves, demonstrated a 16-year mine life with average annual production of 367,000 ounces (Years 1-12: averaging 428,000 ounces annually), life-of-mine average total cash costs of $594 per ounce and all-in sustaining costs of $694 per ounce. After-tax net present value increased by 13% to $795 million at a 5% discount rate, with an after-tax internal rate of return of 15.2%. The Extended Mine Plan, supported by total mineral reserves, demonstrated an 18-year mine life, with a 29% increase in the net present value to $905 million, at a 5% discount rate, and a 15.4% after-tax internal rate of return.
- On October 22, 2018, we announced positive feasibility study results for the Boto Gold Project, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study. Highlights included a 0.5 million-ounce increase in reserves (100% basis) to 1.9 million ounces; a mine life of 12.8 years with average annual production of 140,000 ounces, and life-of-mine average total cash costs of $714 per ounce and all-in sustaining costs of $753 per ounce. Net present value, at a 6% discount rate, increased by 151% to $261 million, with an after-tax internal rate of return of 23% and a 3.4 year payback period.
- On October 18, 2018, we reported further high-grade intersections from infill and expansion drilling at our Siribaya Project's Diakha deposit. Highlights included 13.0 metres grading 6.05 g/t Au; 22.0 metres grading 2.96 g/t Au; 13.0 metres grading 11.6 g/t Au; and, 52.0 metres grading 1.61 g/t Au.

Upcoming Growth Catalysts
- Oxygen plant at Essakane, which is designed to improve recoveries, is expected to be commissioned in Q4/18.
- Initial resource estimate for the Gossey satellite prospect at Essakane is expected in Q4/18.

- Expect to receive a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd. by end of 2018 pursuant to the sale of a 30% interest in the Côté Gold Project in June 2017.
- Application for the mining concession for the Boto Gold Project is expected to be approved by the Government of Senegal in H1/19. An investment decision would follow as part of our overall growth and capital strategy.
- Due to encouraging drill results, the feasibility study for the Heap Leach Project at Essakane was refocused on optimizing the performance of the carbon-in-leach ("CIL") mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy and is expected to provide superior economic returns.
- Construction decision for the Côté Gold Project is expected in H1/19 with production expected to begin in mid-2021.
- Production at Saramacca is expected to begin in H2/19.
- Westwood ramp-up to full production is expected in 2020.
- Advancing exploration along the Saramacca-Brokolonko trend to confirm the presence of mineralization and evaluate the resource potential.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Results ($ millions, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2018	2017	2018	2017
Revenues	$ 244.8	$ 268.8	$ 836.7	$ 803.8
Cost of sales	$ 237.3	$ 227.9	$ 723.8	$ 692.0
Gross profit	$ 7.5	$ 40.9	$ 112.9	$ 111.8
Net earnings (loss) attributable to equity holders of IAMGOLD	$ (9.5)	$ 30.8	$ 6.6	$ 519.3
Net earnings (loss) attributable to equity holders ($/share)	$ (0.02)	$ 0.07	$ 0.01	$ 1.12
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$ (6.9)	$ 33.7	$ 45.9	$ 43.1
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$ (0.01)	$ 0.07	$ 0.10	$ 0.09
Net cash from operating activities	$ 11.4	$ 77.0	$ 168.0	$ 230.1
Net cash from operating activities before changes in working capital[1]	$ 39.7	$ 73.5	$ 232.7	$ 225.8
Key Operating Statistics				
Gold sales – attributable (000s oz)	202	210	652	641
Gold production – attributable (000s oz)	208	217	651	654
Average realized gold price[1] ($/oz)	$ 1,207	$ 1,284	$ 1,282	$ 1,255
Cost of sales[2] ($/oz)	$ 858	$ 795	$ 805	$ 777
Total cash costs[1] ($/oz)	$ 830	$ 771	$ 791	$ 757
All-in sustaining costs[1] ($/oz)	$ 1,086	$ 969	$ 1,035	$ 978
Gold margin[1] ($/oz)	$ 377	$ 513	$ 491	$ 498

[1] This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2] Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

THIRD QUARTER 2018 SUMMARY

Financial Performance

- Revenues for the third quarter 2018 were $244.8 million, down $24.0 million from the same prior year period. The decrease was primarily due to a lower realized gold price ($15.6 million), and lower sales volume at Rosebel ($14.6 million) and Westwood ($1.6 million), partially offset by higher sales volume at Essakane ($7.6 million).

- Cost of sales for the third quarter 2018 was $237.3 million, up $9.4 million from the same prior year period. The increase was due to higher operating costs ($8.0 million) and higher depreciation expense ($2.3 million), partially offset by lower royalties ($0.9 million). Operating costs were higher primarily due to increased maintenance and contractor costs resulting from higher mine production at Essakane, increased preventative maintenance at Rosebel, lump sum payments at Rosebel and Westwood pursuant to new Collective Labour Agreements, and higher energy costs, partially offset by higher capitalized stripping at Essakane, and a stronger U.S. dollar relative to the euro and the Canadian dollar.

- Depreciation expense for the third quarter 2018 was $64.6 million, up $2.3 million from the same prior year period. The increase was primarily due to higher depreciation of capital spares, and higher depreciation of capitalized stripping as Essakane and Rosebel reached ore zones in previously capitalized phases, partially offset by an increase in reserves at Essakane and Rosebel.

- Income tax expense for the third quarter 2018 was $0.5 million, down $4.6 million from the same prior year period. Income tax expense for the third quarter 2018 comprised current income tax expense of $24.7 million (Q3/17 - $11.1 million) and deferred income tax recovery of $24.2 million (Q3/17 - $6.0 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in IAMGOLD's operating jurisdictions from one period to the next.

- Net loss attributable to equity holders for the third quarter 2018 was $9.5 million, or $0.02 per share compared to net earnings of $30.8 million, or $0.07 per share in the same prior year period. The decrease was primarily due to lower gross profit ($33.4 million), lower interest income, derivatives and other investment gains (losses) ($8.1 million), higher general and administrative expenses ($1.9 million) and exploration expenses ($1.8 million), partially offset by lower income taxes ($4.6 million).

- Adjusted net loss attributable to equity holders[2] for the third quarter 2018 was $6.9 million, or $0.01 per share[2],compared to adjusted net earnings[2] of $33.7 million, or $0.07 per share[2] from the same prior year period.

- Net cash from operating activities for the third quarter 2018 was $11.4 million, down $65.6 million from the same prior year period. The decrease was primarily due to lower earnings after non-cash adjustments ($32.3 million) and changes in movements in non-cash working capital items and non-current ore stockpiles ($31.8 million), partially offset by higher net settlement of derivatives ($3.5 million).

- Net cash from operating activities before changes in working capital[2] for the third quarter 2018 was $39.7 million, down $33.8 million from the same prior year period.

Financial Position

- We ended the third quarter in a strong financial position, with cash, cash equivalents, short-term investments primarily in money market funds, and restricted cash of $744.5 million at September 30, 2018. The $71.3 million decrease from December 31, 2017 was primarily due to spending on property, plant and equipment ($172.8 million) and exploration and evaluation assets ($31.9 million), interest paid ($14.3 million), and other investing activities ($19.3 million), partially offset by cash generated from operating activities ($168.0 million).

Production and Costs

- Attributable gold production, inclusive of joint venture operations, was 208,000 ounces for the third quarter 2018, down 9,000 ounces from the same prior year period. The decrease was due to lower throughput and head grades at Rosebel (8,000 ounces) and Westwood (3,000 ounces), and lower head grades at the Joint Ventures (1,000 ounces), partially offset by higher head grades at Essakane (3,000 ounces).

- Attributable gold sales, inclusive of joint venture operations, were 202,000 ounces for the third quarter 2018, down 8,000 ounces from the same prior year period. The decrease was due to lower sales at Rosebel (11,000 ounces) and Westwood (1,000 ounces), partially offset by higher sales at Essakane (4,000 ounces).

- Cost of sales[1] per ounce for the third quarter 2018 was $858, up 8% from the same prior year period. The increase was primarily due to lower sales volume at Rosebel, increased maintenance and contractor costs resulting from higher mine production at Essakane, increased preventative maintenance at Rosebel, lump sum payments at Rosebel and Westwood pursuant to new Collective

Labour Agreements, and higher energy costs, partially offset by higher capitalized stripping at Essakane, and a stronger U.S. dollar relative to the euro and the Canadian dollar.

- Total cash costs[2] per ounce produced for the third quarter 2018 were $830, up 8% from the same prior year period. The increase was primarily due to lower production volume at Rosebel and the factors noted above.

- All-in sustaining costs[2] per ounce sold for the third quarter 2018 were $1,086, up 12% from the same prior year period. The increase was primarily due to higher cost of sales per ounce and higher sustaining capital expenditures.

- Total cash costs[2] and all-in sustaining costs[2] for the third quarter 2018 included realized derivative gains from hedging programs of $13 per ounce produced and $13 per ounce sold, respectively (Q3/17 - $7 and $10).

2018 Guidance
(Refer to MD&A for more detail)

- While total production guidance for 2018 is maintained at 850,000 to 900,000 attributable ounces, we have revised the allocation. Essakane's attributable production guidance was revised to 390,000 to 405,000 ounces compared to the previously disclosed guidance of 380,000 to 395,000 ounces. The increase reflects higher throughput benefiting from increased mill availability relative to the initial plan for the year. Rosebel's attributable production guidance was revised to 280,000 to 295,000 ounces compared to the previously disclosed guidance of 295,000 to 310,000 ounces. The decrease at Rosebel reflects lower mining tonnages and head grades in the third quarter 2018. Attributable production guidance for Sadiola was revised to 55,000 to 65,000 ounces compared to the previously disclosed guidance of 50,000 to 60,000 ounces. We maintain 2018 guidance for cost of sales[1] per ounce of $765 to $815, total cash costs[2] per ounce produced of $750 to $800, and all-in sustaining costs[2] per ounce sold of $990 to $1,070.

- Capital expenditure guidance for 2018 has been reduced by $20 million to $305 million (±5%). This is the result of a reduction in non-sustaining capital expenditures from $165 million in the previously disclosed guidance to $145 million. The decrease relates to a $10 million reduction at Rosebel, a $5 million reduction at Essakane, and a $5 million reduction at Sadiola. The reduction at Rosebel primarily relates to the deferral of spending for the Saramacca Project based on final engineering work, lower spending on indirect costs and the removal of the 2018 cost contingency. The completion date for the Saramacca Project remains unchanged. The reduction at Essakane reflects the evaluation of alternative cost effective methods to expand production with a shift in timing of the Heap Leach Project. The $5 million decrease at Sadiola reflects decreased spending on the Sadiola Sulphide Project, as an agreement with the Government of Mali regarding terms critical to moving the Project forward has not been reached.

Commitment to Zero Harm Continues

- The DART rate[3], representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2018 was 0.65, above IAMGOLD's target of 0.50. Zero Harm remains our number one priority. We are implementing a new behaviour-based safety program to ensure a safer work environment.

ATTRIBUTABLE GOLD PRODUCTION AND COSTS

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
Three months ended September 30,	**2018**	2017	**2018**	2017	**2018**	2017	**2018**	2017
Owner-operator								
Essakane (90%)	**96**	93	**$ 809**	$ 810	**$ 762**	$ 779	**$ 993**	$ 944
Rosebel (95%)	**67**	75	**921**	765	**893**	718	**1,113**	898
Westwood (100%)[3]	**30**	33	**891**	819	**856**	814	**1,047**	907
Owner-operator[4]	**193**	201	**$ 858**	$ 795	**$ 822**	$ 762	**$ 1,099**	$ 967
Joint Ventures	**15**	16			**933**	883	**922**	985
Total operations	**208**	217			**$ 830**	$ 771	**$ 1,086**	$ 969
Cost of sales[1] ($/oz)			**$ 858**	$ 795				
Cash costs, excluding royalties					**$ 780**	$ 718		
Royalties					**50**	53		
Total cash costs[2]					**$ 830**	$ 771		
All-in sustaining costs[2]							**$ 1,086**	$ 969

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)	
Nine months ended September 30,	**2018**	2017	**2018**	2017	**2018**	2017	**2018**	2017
Owner-operator								
Essakane (90%)	**302**	287	**$ 761**	$ 783	**$ 716**	$ 746	**$ 968**	$ 946
Rosebel (95%)	**202**	223	**858**	751	**855**	722	**1,017**	902
Westwood (100%)[3]	**101**	96	**834**	819	**823**	792	**1,003**	954
Owner-operator[4]	**605**	606	**$ 805**	$ 777	**$ 780**	$ 744	**$ 1,042**	$ 978
Joint Ventures	**46**	48			**933**	919	**939**	987
Total operations	**651**	654			**$ 791**	$ 757	**$ 1,035**	$ 978
Cost of sales[1] ($/oz)			**$ 805**	$ 777				
Cash costs, excluding royalties					**$ 736**	$ 705		
Royalties					**55**	52		
Total cash costs[2]					**$ 791**	$ 757		
All-in sustaining costs[2]							**$ 1,035**	$ 978

1 Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.
2 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3 There was no normalization of costs of sales per ounce for Westwood for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 - $nil and $8 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.
4 Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 26 of the MD&A.

OPERATIONS ANALYSIS BY MINE SITE

Essakane Mine - Burkina Faso (IAMGOLD interest - 90%)

Essakane produced 96,000 attributable ounces in the third quarter 2018, 3% higher than the same prior year period, primarily due to higher head grades. Mine production was higher compared to the same prior year period due to increased equipment availability. Ore mined was higher compared to the same prior year period as the mine reached ore zones and lower grade heap leach ore was stockpiled. The mill continued to perform significantly higher than the nameplate capacity of 10.8 million tonnes per annum, with an annualized throughput rate of approximately 13.5 million tonnes.

Cost of sales of $809 per ounce sold for the third quarter 2018 was comparable to $810 per ounce in the same prior year period as the impact of higher capitalized stripping, higher sales volume, and a stronger

U.S. dollar relative to the euro, was offset by increased maintenance and contractor costs resulting from higher mine production, and higher energy costs.

Total cash costs of $762 per ounce produced for the third quarter 2018 were 2% lower than the same prior year period, primarily due to higher capitalized stripping due to mine sequencing, higher production volume, and a stronger U.S dollar relative to the euro, partially offset by increased maintenance and contractor costs resulting from higher mine production, and higher energy costs.

All-in sustaining costs of $993 per ounce sold for the third quarter 2018 were 5% higher than the same prior year period primarily due to higher sustaining capital expenditures.

Total cash costs and all-in sustaining costs for the third quarter 2018 included the impact of realized derivative gains from hedging programs of $19 per ounce produced and $19 per ounce sold, respectively (Q3/17 - $10 and $12).

Sustaining capital expenditures for the third quarter 2018 of $18.6 million included capitalized stripping of $12.0 million, mobile equipment of $1.5 million, resource development of $1.3 million, capital spares of $1.1 million, and other sustaining capital expenditures of $2.7 million. Non-sustaining capital expenditures of $11.7 million included tailings facility liners of $9.5 million, Heap Leach Project costs of $1.2 million, oxygen plant costs of $0.8 million, and other non-sustaining capital expenditures of $0.2 million.

Construction of the oxygen plant is on target for commissioning in the fourth quarter 2018. The oxygen plant is designed to increase recoveries through improved leach kinetics, and to improve the efficiency of the circuit by reducing reagent consumption.

Due to encouraging drill results leading to higher proportions of carbon-in-leach ("CIL") ore, the feasibility study for the Heap Leach Project was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process, and is expected to provide superior economic returns. Heap leach grade ore will be stockpiled in the interim.

At the Gossey satellite prospect located approximately 15 kilometres northwest of the Essakane operation, technical studies progressed well during the quarter to support the declaration of an initial resource estimate expected for the fourth quarter 2018.

Outlook

We increased Essakane's 2018 production guidance to 390,000 to 405,000 attributable ounces, compared to the previously disclosed guidance of 380,000 to 395,000 ounces. The increase reflects higher throughput benefiting from increased mill availability relative to the initial plan for the year. Capital expenditures are expected to be approximately $135 million, comprising $90 million of sustaining capital expenditures and $45 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance reflects a decrease of $5 million due to the evaluation of alternative cost effective methods to expand production with a shift in timing of the Heap Leach Project.

Rosebel Mine - Suriname (IAMGOLD interest - 95%)

Attributable gold production of 67,000 ounces for the third quarter 2018 was 11% lower than the same prior year period, primarily due to lower throughput and head grades. Mill throughput was lower primarily due to higher hard rock content, while head grades were lower due to mine sequencing. Mine production was 6% lower than the same prior year period, primarily due to lower labour productivity during the Collective Labour Agreement negotiations, which have now been finalized. The finalized agreement includes terms that are expected to have a favourable impact on mine production, with components of variable compensation that are benchmarked against productivity targets.

Cost of sales of $921 per ounce sold and total cash costs of $893 per ounce produced for the third quarter 2018 were higher than the same prior year period by 20% and 24%, respectively. The increases were primarily due to lower sales and production volumes, increased preventative maintenance, lower capitalized stripping due to mine sequencing, higher energy costs, and a lump sum payment with the finalization of a new Collective Labour Agreement. A two-year Collective Labour Agreement was finalized on September 14, 2018, which included a lump sum payment of $1.7 million, or $24 per ounce produced and $26 per ounce sold.

All-in sustaining costs of $1,113 per ounce sold for the third quarter 2018 were 24% higher than the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures.

Total cash costs and all-in sustaining costs for the third quarter 2018 included the impact of realized derivative gains from hedging programs of $13 per ounce produced and $15 per ounce sold, respectively (September 30, 2017 - $1 and $1).

Sustaining capital expenditures for the third quarter 2018 of $11.9 million included capital spares of $3.2 million, mobile equipment of $2.3 million, capitalized stripping of $2.2 million, tailings management of $1.2 million, pit infrastructure of $1.0 million, mill equipment of $0.8 million, and other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures of $3.8 million related to the Saramacca Project.

Outlook

We reduced Rosebel's 2018 production guidance to 280,000 to 295,000 ounces compared to the previously disclosed guidance of 295,000 to 310,000 ounces. The decrease reflects lower mining tonnages and head grades in the third quarter 2018. Capital expenditures are expected to be approximately $80 million, comprising $45 million of sustaining capital expenditures and $35 million of non-sustaining capital expenditures. The non-sustaining capital expenditures guidance reflects a decrease of $10 million primarily due to the deferral of spending for the Saramacca Project based on final engineering work, lower spending on indirect costs, and the removal of the 2018 cost contingency. The completion date for the Saramacca Project remains unchanged.

Saramacca

On September 23, 2018, we announced mineral reserves for the Saramacca Project, allowing for incorporation into the Rosebel life-of-mine plan *(see news release dated September 23, 2018)*.

Saramacca hosted estimated mineral reserves as at September 1, 2018 on a 100% project basis comprising probable reserves of 26.5 million tonnes grading 1.8 g/t Au for 1.54 million ounces of gold. Also on a 100% basis, indicated resources (inclusive of reserves) were estimated at 27.9 million tonnes grading 2.0 g/t Au for 1.76 million ounces of gold and inferred resources at 11.8 million tonnes grading 0.7 g/t Au for 273,000 ounces of gold. A supporting technical report was filed on SEDAR on November 5, 2018.

Of the 1.54 million ounces of reserves from Saramacca, 66.5% is attributable to IAMGOLD. This is based on 70% of IAMGOLD's 95% ownership of Rosebel, as per our Unincorporated Joint Venture ("UJV") Agreement with the Government of Suriname, in which the Government of Suriname holds a 30% interest in Saramacca.

On an attributable basis, Rosebel's reserves increased by 51%, or 1.6 million ounces, with Saramacca accounting for 64% of the increase, or 1.0 million ounces. The softer rock expected from Saramacca as well as overall improvements to the life-of-mine plan have allowed for the inclusion of an additional 0.4 million ounces from the Koolhoven deposit on the Rosebel concession. This followed positive results from jointly led technical studies, which have outlined an economically viable project for Saramacca and justified fast tracking of the project development with the commencement of mining expected in the second half of 2019.

An Environmental and Social Impact Study ("ESIA") to support permitting was submitted during the quarter to Surinamese environmental regulators. Planned public consultations have been completed and approval is expected in the fourth quarter 2018. Ongoing technical studies continue and are at various levels of advancement, ranging from pre-feasibility to detailed engineering, and construction has been initiated for various elements of the Project. Firm orders have been placed for the acquisition of the long-haul fleet, and the haul road between Saramacca and the current Rosebel concession is in the final phases of detailed engineering. On-going optimization studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries will continue in the fourth quarter 2018.

The additional reserves together with continued focus on cost containment, have extended Rosebel's mine life by 5 years to 2033. Average annual attributable production, once Saramacca is in or close to full production, is expected to be 295,000 ounces (337,000 ounces on a 100% basis) from 2020 to 2032. Peak annual production is expected to be 362,000 ounces (415,000 ounces on a 100% basis).

Approximately 12,400 metres of reverse circulation and diamond drilling were completed during the third quarter 2018, including approximately 8,500 metres on the Saramacca property, and approximately 3,900 metres on the adjacent Brokolonko and Sarafina properties. At Saramacca, the drilling program supported ongoing hydrogeology studies and continued to target potential resource extensions or the discovery of additional zones of mineralization along strike of the deposit.

Westwood Mine - Canada (IAMGOLD interest - 100%)

Westwood produced 30,000 ounces in the third quarter 2018, 3,000 ounces lower than the same prior year period. The decrease was primarily due to lower throughput and head grades as mining activity continued to sequence through lower grade stopes as part of the mine plan. Throughput was lower as a result of decreased mine production driven by ore transportation challenges, leading to longer haul times to bring ore to the surface. The head grade at 6.50 g/t Au was lower than the same prior year period of 6.68 g/t Au due to the processing of a greater proportion of marginal ore stockpiles to leverage available mill capacity as the mine continued to ramp-up. Excluding marginal ore, the head grade in the third quarter 2018 was 7.03 g/t Au (Q3/17 - 7.40 g/t Au). During the ramp-up period, Westwood continues to utilize excess mill capacity by custom milling ore batches from neighbouring mine sites. During the quarter, the mine earned net custom milling revenue of $0.8 million.

Underground development at Westwood continued in the third quarter 2018 to open up access to new mining areas with lateral development of approximately 2,100 metres, averaging 23 metres per day. During the quarter, the ramp breakthrough on the central ramp was completed and development continued to focus on the ramp breakthrough on level 132, which is expected to provide access to high-grade domains for 2019. Infrastructure development continued in future development blocks at lower levels, specifically including the 180 West level from which production is also expected in 2019.

Vertical development was nominal in the third quarter 2018. The plan includes 11,500 metres of underground development for 2018, including lateral and vertical development of 10,800 and 700 metres, respectively.

Cost of sales of $891 per ounce sold and total cash costs of $856 per ounce produced for the third quarter 2018 were higher than the same prior year period by 9% and 5%, respectively. The increases were primarily due to lower sales and production volumes, and a lump sum payment pursuant to a new Collective Labour Agreement, partially offset by a stronger U.S. dollar relative to the Canadian dollar. On September 20, 2018, union members voted favourably on a five-year Collective Labour Agreement, which included a lump sum payment of $1.1 million or $38 per ounce produced and $38 per ounce sold.

All-in sustaining costs of $1,047 per ounce sold for the third quarter 2018 were 15% higher than the same prior year period. The increase was primarily due to higher cost of sales per ounce and higher sustaining capital expenditures.

Total cash costs and all-in sustaining costs for the third quarter 2018, included the impact of realized derivative gains from currency hedging programs of $nil per ounce produced and sold, respectively (Q3/17 - $14 and $26).

Sustaining capital expenditures for the third quarter 2018 of $4.9 million included deferred development of $3.3 million and other sustaining capital expenditures of $1.6 million. Non-sustaining capital expenditures for the third quarter 2018 of $7.1 million included deferred development of $3.8 million, underground construction of $1.9 million, development drilling of $0.7 million, and other non-sustaining capital expenditures of $0.7 million.

<u>Outlook</u>

We maintain 2018 production guidance of 125,000 to 135,000 ounces. Capital expenditures are expected to be approximately $65 million, comprising $25 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.

Sadiola Mine - Mali (IAMGOLD interest - 41%)

Attributable gold production of 14,000 ounces for the third quarter 2018 was 1,000 ounces lower than the same prior year period mainly due to lower head grades. Total cash costs of $935 per ounce produced for the third quarter 2018 were 7% higher than the same prior year period due to a greater drawdown of marginal ore stockpiles. All-in sustaining costs of $923 per ounce sold were 5% lower than the same prior year period due to lower sustaining capital expenditures.

Mining activity ceased during the second quarter 2018, while processing of ore stockpiles continued during the second and third quarters.

An agreement with the Government of Mali on terms for investment in the Sadiola Sulphide Project must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the ore stockpiles is complete. Processing of the ore stockpiles is expected to be completed midway through 2019. While this agreement has not yet been reached, IAMGOLD and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interests in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.

.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

Completed Feasibility Study

On November 1, 2018, the Company announced the results of a feasibility study ("FS") completed jointly by the Company and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants (*see news release dated November 1, 2018*). The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow IAMGOLD and SMM to make a decision on the development of the Project. A supporting technical report will be filed on SEDAR within 45 days of the above referenced news release. The public filing of the FS will trigger a final cash payment to the Company of $95 million from SMM pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

The FS refined the development concept outlined in the pre-feasibility study ("PFS") announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88% of the total mineral reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated mineral reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2% compared with 14.0% in the PFS, at a $1,250 per ounce gold price. The after-tax net present value would increase by 13% to $795 million, at a 5% discount rate, compared with $703 million in the PFS, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production increasing by 15% to 367,000 ounces (Years 1-12: averaging 428,000 annually) compared with 320,000 ounces in the PFS. Life-of-mine ("LOM") average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.

The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5% discount rate, representing a 29% increase from the PFS. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs $703 per ounce sold.

Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan. A construction decision for the Project is expected in the first half of 2019, with production expected to begin in mid-2021.

Reserves and Resources (100% Basis)

Based on the results of the FS, the Côté Gold Project hosted estimated mineral reserves as at July 26, 2018 comprising proven reserves of 153.7 million tonnes grading 1.02 g/t Au for 5.0 million ounces of gold and probable reserves of 79.3 million tonnes grading 0.89 g/t Au for 2.3 million ounces of gold. Total proven and probable reserves were estimated at 7.3 million ounces of gold grading 0.97 g/t Au, representing a 23% increase from the PFS. Measured resources were estimated at 171.9 million tonnes grading 0.96 g/t Au for 5.3 million ounces of gold and indicated resources, inclusive of reserves, were estimated at 183.5 million tonnes grading 0.79 g/t Au for 4.7 million ounces of gold. Total measured and indicated resources were estimated at approximately 10.0 million ounces grading 0.87 g/t Au, representing a 24% increase from the PFS. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces, representing a 97% increase from the PFS.

Regional exploration activities continue within the 516-square-kilometre property surrounding the Côté Gold deposit, for the purpose of developing and assessing exploration targets that could further maximize the Company's flexibility with respect to any future development decisions.

EXPLORATION

In the third quarter 2018, we spent $16.4 million on exploration and project studies ($8.4 million expensed and $8.0 million capitalized) compared to $14.6 million in the same prior year period. The increase is primarily due to increased spending related to project studies. The following summarizes the status of our most advanced greenfield projects:

Wholly-Owned Projects

Boto - Senegal

On October 22, 2018, we announced positive results from a feasibility study ("FS") completed jointly by IAMGOLD and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants (*see news release dated October 22, 2018*). Based on the results of the FS, the Boto Gold Project hosted estimated mineral reserves as at August 30, 2018 comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces of gold, on a 100% basis. In addition, indicated resources (inclusive of reserves) were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces of gold and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces of gold, on a 100% basis.

The FS demonstrated a significant economic and operational improvement compared to the pre-feasibility study ("PFS") announced in February of this year. The FS outlines an economically robust project, which at a $1,250 per ounce gold price would generate an estimated 23% after-tax internal rate of return. Compared to the PFS, the net present value of the Project increased by 151% to $261 million. The Project would have a mine life of 12.8 years, with average annual production of 140,000 ounces of gold at life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. A technical report summarizing the FS was filed on SEDAR on October 23, 2018.

Exploration activities supporting the FS and evaluating priority targets for additional mineral resources continued during the quarter and involved the completion of approximately 400 metres of diamond and reverse circulation drilling. Results will be incorporated into the resource model and used to guide further exploration.

Siribaya - Mali

Effective December 31, 2017, total resources estimated for the Siribaya Project comprised indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces of gold (*see news release dated February 12, 2018*).

On October 18, 2018, we announced results from a delineation drilling program designed to test for and confirm resource expansions at the Diakha deposit as well as evaluate other identified exploration targets on the property (*see news related dated October 18, 2018*). Highlights included: 13.0 metres grading 6.05 g/t Au, 22.0 metres grading 2.96 g/t Au, 13.0 metres grading 11.6 g/t Au and 52.0 metres grading 1.61 g/t Au. The drilling results will be incorporated into the resource model and used to update the mineral resources in 2018.

Pitangui - Brazil

Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (*see news release dated February 12, 2018*).

In the third quarter 2018, approximately 5,000 metres of diamond drilling was completed as we continued to expand resources at the São Sebastião deposit and test priority exploration targets for additional zones of mineralization.

Joint Venture Projects

Following are the highlights for our joint venture exploration projects. The agreements are typically structured in a way that gives us the option of increasing our ownership interest over time, with the decision dependent upon the exploration results as time progresses.

Monster Lake - Canada (Option Agreement with TomaGold Corporation)

Effective February 26, 2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold, assuming an underground mining scenario (*see news release dated March 28, 2018*). A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018.

The drilling results disclosed previously in the second quarter 2018 will be incorporated into the resource model and used to guide further drilling programs in the deposit area. Exploration continues with an objective to identify additional target areas which may be favourable to host additional zones of mineralization.

Nelligan - Canada (Option Agreement with Vanstar Mining Resources Inc.)

During the third quarter 2018 we completed approximately 8,900 metres of diamond drilling, and announced assay results from twelve diamond drill holes, totaling 4,471 metres, previously completed as part of its program to evaluate the resource potential of a recently discovered mineralized system, referred to as the Renard Zone. Highlights included: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 2.59 g/t Au over 23.1 metres; and 1.18 g/t Au over 66.3 metres (*see news release dated September 11, 2018*). Results are pending from the remaining 20 drill holes, totaling approximately 8,900 metres, and will be reported once the results are received, validated and compiled. The objective of the 2018 drilling program is to support an initial NI 43-101 compliant resource estimate.

Eastern Borosi - Nicaragua (Option Agreement with Calibre Mining Corporation)

As at March 15, 2018, the Eastern Borosi Project hosted mineral resources, on a 100% basis, comprising underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of gold and 10,758,500 ounces of silver, respectively. The open pit resource estimate comprised, on a 100% basis, inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag for 76,500 ounces of gold and 601,000 ounces of silver, respectively (*see news release dated April 3, 2018*).

During the third quarter 2018, initial assay results were reported from the ongoing 2018 diamond drilling program. Highlights included: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres from the La Luna vein structure (*see Calibre news releases dated July 12 and September 5, 2018*). Also during the third quarter, approximately 1,400 metres of diamond drilling were completed, targeting select mineralized zones for potential extensions as well as other priority targets for the presence of mineralization.

Other

Loma Larga (formerly Quimsacocha) - Ecuador
IAMGOLD, through its 35.6% equity ownership of INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study ("PFS") supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (*see INV Metals news release dated July 14, 2016*). Based on the results of the PFS, INV Metals commenced a feasibility study that is expected to be completed at the end of 2018 (*see INV Metals news release dated June 22, 2017*).

End Notes (*excluding tables*)

[1] Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

[2] This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.

[3] The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, November 7, 2018 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s third quarter 2018 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 2696#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", "Operations Analysis by Mine Site", "Development Project", and "Exploration", and include, without limitation, statements with respect to: the Company's guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "transformation", "targets", "significant", "superior", "outstanding", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, and contingencies, and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the company's estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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